Filed pursuant to Rule 433
 February 28, 2006

Relating to
 Amendment No. 1 to Pricing Supplement No. 17 dated February 21, 2006 to
 Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes
Pricing Sheet – February 28, 2006
 PLUSSM due April 3, 2007
 Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the Value of the
Goldman Sachs Commodity Light Energy Index - Excess Return

Offering Price:	$10 per PLUS

Aggregate Principal Amount:	$9,515,000 (increased from $9,000,000)

Original Issue Date (Settlement):	March 3, 2006

Maturity:	April 3, 2007

Coupon:	None

Payment at Maturity:	If final index value > initial index value, then $10+($10*index percent increase*200%)

If final index value < or = initial index value, then $10*(final index value/initial index value)

Initial Index Value:	392.69

Maximum Payment at Maturity:	$11.80 per PLUS (118%)

Denominations:	$1,000 minimum and $10 increments thereafter

CUSIP:	61747Y360

Issuer Ratings:	Aa3 / A+

Agent:	Morgan Stanley & Co. Incorporated

Price to Public:	Per PLUS: 100%
Total: $10

Agent’s Commissions:	Per PLUS: 1.625% ($.1625 per PLUS)
Total: $154,618.75

Proceeds to Company:	Per PLUS: 98.375%
Total: $9,360,381.25

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Supplement No. 17, dated February 21, 2006
 Prospectus Supplement, dated January 25, 2006
 Prospectus, dated January 25, 2006